FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of December 03, 2004

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Signet Group plc

2) Name of shareholder having a major interest

Schroders plc and Schroder Investment Management Limited, its subsidiaries and affiliated companies

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in (2) above. Please see letter below from Schroder Investment Management Limited

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Please see letter below

5) Number of shares/amount of stock acquired

Not Stated

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

0.5p ordinary shares

10) Date of transaction

Not stated

11) Date company informed

03.12.04

12) Total holding following this notification

176,056,932

13) Total percentage holding of issued class following this notification

10.157%

14) Any additional information
-

15) Name of contact and telephone number for queries

ANNE KEATES 0870 9090301

16) Name and signature of authorised company official responsible for making this notification

Date of notification ....03.12.04...

LETTER FROM SCHRODER INVESTMENT MANAGEMENT LIMITED

02 December 2004

0.5p ORDINARY SHARES ("SHARES")

We write to advise that that we, Schroder Investment Management Limited, have an interest in 131,389,486 shares, which are managed by us on a discretionary basis for clients under investment management agreements.

Included in this figure are:-

  31,480,049 shares registered or to be registered in the name of our wholly-owned subsidiary nominee company, Schroder Nominees Limited (Schroder Nominees)
  8,012,680 shares held in (a) unit trust(s) operated and managed by an affiliated company, Schroder Unit Trusts Limited (SUTL), and registered or to be registered in the name of Chase Nominees Limited, and
  91,896,757 shares neither registered nor to be registered in the name of Schroder Nominees. The registration details are shown on the enclosed Schedule A.

A subsidiary, Schroder Investment Management North America Ltd (SIMNA Ltd), is managing (a) portfolio(s) on a similar basis holding a further 44,602,661 shares. The registration details are shown on the enclosed Schedule B.

An affiliated company, Schroder & Co Limited (S&Co Ltd), is managing a portfolio holding a further 64,785 shares. These shares are registered or to be registered in the name of Chase Nominees Limited.

We believe that we and our subsidiary and affiliated companies are therefore interested in an overall aggregate of 176,056,932 shares, representing some 10.157% of the total number of shares in issue, namely 1,733,400,008 shares.

This notification is made to you:-

  in respect of our interest as investment managers
  on behalf of SIMNA Ltd, S&Co Ltd and SUTL in relation to the interests they are treated as having respectively under the Companies Act 1985 (the Act), and on behalf of Schroders plc, our holding company, which is treated as having an interest in all of the above shares under the Act by virtue of its ownership of SIMNA Ltd, S&Co Ltd, SUTL and ourselves.

                                                                    SCHEDULE A

                                                                    SIGNET PLC

                                                         0.5p ORDINARY SHARES

REGISTRATION AMOUNT

Bank of New York	1,842,598
Banque Internationale a Luxembourg S	786,815
Banque Nationale de Paris	76,800
Bermunda Trust (Dublin) Ltd	488,300
Chase Nominees Limited	27,863,162
Chase Nominees Limited a/c 03886	930,700
Chase Nominees Limited a/c 34136	706,496
Chase Nominees Limited a/c 34137	872,131
Chase Nominees Limited a/c 34140	2,631,163
HSBC Global Custody Nominee (UK) Ltd	1,622,851
HSBC Global Custody Nominee (UK) Ltd a/c 771401	234,400
Master Trust Bank of Japan	4,507,000
Mellon Nominees (UK) Ltd	631,300
Morgan Guaranty Trust Co	137,387
Morgan Guaranty Trust Co	227,960
Nortrust Nominees Limited	17,831,466
Nortrust Nominees Limited a/c BOCPF	1,217,852
Oppenheim Kapitalanlagegesellschaft	244,360
Pictet & Cie	1,660,647
RBSTB Nominees Ltd	2,939,100
RBSTB Nominees Ltd a/c AAUKPS	1,578,660
RBSTB Nominees Ltd a/c LAUR	75,000
Schroder & Co Bank AG	154,920
State Street Nominees Limited	8,051,929
State Street Nominees Limited a/c 5H57	1,396,100
State Street Nominees Limited a/c 823666	4,078,000
State Street Nominees Limited a/c 823812	1,762,500
State Street Nominees Limited a/c 823654	6,700,000
Sumitomo Trust & Banking	73,130
UFJ Trust Bank	574,030
Total	91,896,757

                                                                    SCHEDULE B

                                                                    SIGNET PLC

                                                         0.5p ORDINARY SHARES

REGISTRATION AMOUNT

J P Morgan Chase Nominees Limited	40,560,625
Brown Brothers Harriman	1,798,000
State Street Nominees Limited	137,211
Union Bank of California	948,320
Mellon Nominees Limited	1,158,505
Total	44,602,661

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                               By: /s/ Walker Boyd

                                                               Name: Walker Boyd
                                                                              Title: Group Finance Director

Date:   December 03, 2004